November 8, 2024

Gregory Haskell
Chief Executive Officer
Innventure, Inc.
6900 Tavistock Lakes Blvd, Suite 400
Orlando, FL 32827

       Re: Innventure, Inc.
           Registration Statement on Form S-1
           Filed November 4, 2024
           File No. 333-282971
Dear Gregory Haskell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Thomas Short, Esq.